UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bellicum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

079481404

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

May 5, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 079481404	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,197,919 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,197,919 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,197,919 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 1,948,796 shares of common stock (“Common Stock”) of Bellicum Pharmaceuticals, Inc. (the “Issuer”) underlying Prefunded $0.0001 Warrants (as defined in Item 5) exercisable within 60 days, subject to the limitations on exercise as described in Item 5.
(2)	Based on 9,046,298 shares of Common Stock outstanding as of March 31, 2023, as reported in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023.

CUSIP No. 079481404	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,197,919 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,197,919 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,197,919 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 1,948,796 shares of Common Stock underlying Prefunded $0.0001 Warrants (as defined in Item 5) exercisable within 60 days, subject to the limitations on exercise as described in Item 5.
(2)	Based on 9,046,298 shares of Common Stock outstanding as of March 31, 2023, as reported in the Issuer’s Form 10-K/A filed with the SEC on April 28, 2023.

CUSIP No. 079481404	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,197,919 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,197,919 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,197,919 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 1,948,796 shares of Common Stock underlying Prefunded $0.0001 Warrants (as defined in Item 5) exercisable within 60 days, subject to the limitations on exercise as described in Item 5.
(2)	Based on 9,046,298 shares of Common Stock outstanding as of March 31, 2023, as reported in the Issuer’s Form 10-K/A filed with the SEC on April 28, 2023.

CUSIP No. 079481404	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,197,919 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,197,919 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,197,919 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 1,948,796 shares of Common Stock underlying Prefunded $0.0001 Warrants (as defined in Item 5) exercisable within 60 days, subject to the limitations on exercise as described in Item 5.
(2)	Based on 9,046,298 shares of Common Stock outstanding as of March 31, 2023, as reported in the Issuer’s Form 10-K/A filed with the SEC on April 28, 2023.

Schedule 13D

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Bellicum Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 3730 Kirby Drive, Suite 1200, Houston, Texas 77098. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities of the Issuer held by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “Funds”) reported herein were purchased with working capital of the Funds both in transactions with the underwriters and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. 190,008 shares of Common Stock were acquired a result of conversions of securities formerly acquired in private transactions with the Issuer and 59,115 shares of Common Stock were purchased in transactions with underwriters as part of the initial public offering of the Issuer. All other securities were purchased in transactions post initial public offering with underwriters. The aggregate purchase price of the securities of the Issuer directly held by the Funds reported herein was approximately $108,432,458.

Item 4. Purpose of the Transaction.

The disclosure in Item 6 below is incorporated herein by reference.

On May 4, 2023, the Adviser on behalf of the Funds submitted written notice to the Issuer to increase the $0.0001 Maximum Percentage (as defined in Item 5) from 4.99% to 19.99% on the 1,462,729 and 16,159,451 Prefunded $0.0001 Warrants (as defined in Item 5) of the Issuer held by 667 and Life Sciences, respectively. This increase of the $0.0001 Maximum Percentage resulted in the beneficial ownership of the Reporting Persons exceeding 5%.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of warrants, conversion of preferred securities or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise or conversion of the Prefunded $0.0001 Warrants (as defined below), the Prefunded $0.001 Warrants (as defined below), the 2025 Warrants (as defined below), the 2028 Warrants (as defined below), Series 1 Preferred (as defined below) and the Public Warrants (as defined below), respectively, subject to the limitations on exercise described below.

Name	Common Stock	Prefunded $0.0001 Warrant as converted to Common Stock	Prefunded $0.001 Warrant as converted to Common Stock	2025 Warrants as converted to Common Stock	2028 Warrants as converted to Common Stock	Series 1 Preferred as converted to Common Stock	Public Warrants as converted to Common Stock
667, L.P.	21,912	1,462,729	127,850	127,850	146,272	371,860	371,860
Baker Brothers Life Sciences, L.P.	227,211	16,159,451	1,531,902	1,531,902	1,615,945	4,108,140	4,108,140

The warrants to acquire Common Stock at an exercise price of $0.0001 per share with no expiration date (the “Prefunded $0.0001 Warrants”) are exercisable at any time at the option of the holder subject to a 19.99% beneficial ownership limitation described below. The Prefunded $0.0001 Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 19.99% of the outstanding Common Stock after exercise (the "$0.0001 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the $0.0001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer. On May 4, 2023, the Adviser on behalf of the Funds submitted written notice to the Issuer to raise the $0.0001 Maximum Percentage from 4.99% to 19.99%. This increase in the $0.0001 Maximum Percentage will become effective on July 4, 2023.

The warrants to acquire Common Stock at an exercise price of $0.001 per share with no expiration date (the “Prefunded $0.001 Warrants”) are exercisable at any time at the option of the holder subject to a 4.99% beneficial ownership limitation described below. The Prefunded $0.001 Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock after exercise (the "$0.001 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the $0.001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded $0.001 Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The warrants to acquire Common Stock at an exercise price of $6.50 per share expiring November 3, 2025 (the “2025 Warrants”) are exercisable at any time at the option of the holder subject to a 4.99% beneficial ownership limitation described below. The 2025 Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock after exercise (the "2025 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the 2025 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the 2025 Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The warrants to acquire Common Stock at an exercise price of $1.69 per share expiring December 7, 2028 (the “2028 Warrants”) are exercisable at any time at the option of the holder subject to a 4.99% beneficial ownership limitation described below. The 2028 Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 19.99% of the outstanding Common Stock after exercise (the "2028 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the 2028 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the 2028 Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The Series 1 Redeemable Convertible Non-Voting Preferred Stock ("Series 1 Preferred”) of the Issuer are convertible at any time on a 1-for-10 basis without payment or further consideration into Common Stock, subject to a 4.99% beneficial ownership limitation described below. The Series 1 Preferred are only convertible to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock after conversion (the "Series 1 Maximum Percentage"). By written notice to the Issuer, the holders or their affiliates may from time to time increase or decrease the Beneficial Ownership Limitation to any other percentage not in excess of 19.99% specified in such notice; provided that (i) any increase from a limit set pursuant to this sentence or pursuant to a previous notice will not be effective until the sixty-first (61st) day after such notice (or subsequent notice) is delivered to the Issuer, and (ii) any such increase or decrease will apply only to the holders and their affiliates and not to any other holders of Series 1/2/3 preferred stock of the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Series 1 Preferred by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The warrants to acquire either Common Stock at an exercise price of $13.00 per share or Series 1 Preferred at an exercise price of $1,300 per share on a 1-for-1 basis expiring August 21, 2026 (the “Public Warrants”) are exercisable at any time at the option of the holder subject to a 4.99% beneficial ownership limitation described below. The Public Warrants are only exercisable to the extent that the holders thereof together with their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock after exercise (the "Public Warrant Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Public Warrant Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Public Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock of the Issuer.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

 The disclosure in Item 4 is incorporated by reference herein.

Securities Purchase Agreement

Pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) dated August 16, 2019 by and among the Issuer, the Funds, and another investor, the Funds received the right to designate (i) one member to the Board as long as the Funds collectively hold at least 4.99% of the Issuer’s outstanding Common Stock and at least 50% of the securities purchased by the Funds in the underwritten public offering to which the Securities Purchase Agreement was the subject (“the 2019 Public Offering”), or (ii) two members of the Board for as long as the Funds collectively hold at least 20% of the Issuer’s outstanding Common Stock and at least 50% of the securities purchased by the Funds in the 2019 Public Offering. In addition, when the Funds own at least 2.5% of the Issuer’s outstanding Common Stock and at least 33% of the securities purchased by the Funds in the 2019 Public Offering, the Funds have the right to designate one individual to be a board observer.

Pursuant to the 2019 Public Offering, 667 and Life Sciences purchased 37,186 and 410,814 shares of the Issuer’s Series 1 Preferred, respectively, and 37,186 and 410,814 Public Warrants initially to purchase 100 shares of Common Stock at an exercise price of $1.30 per share of Common Stock, or, in certain circumstances, $130 per share for the Series 1 Preferred Stock, respectively, totaling 448,000 Series 1 Preferred shares and 448,000 Public Warrants in the aggregate. Following a 10-for-1 reverse stock split consummated by the Issuer in February 2020, the Public Warrants are exercisable into 10 shares of Common Stock at a price of $13.00 per share or Series 1 Preferred at $1,300 per share.

Pursuant to the Securities Purchase Agreement, until the earlier of (i) the date on which the Funds own less than 2.5% of the Issuer’s outstanding Common Stock or less than 33% of the securities purchased by the Funds in the 2019 Public Offering and (ii) the Series 1 Transition Date (as such term is defined in the Issuer’s Certificate of Designations, Preferences, and Rights of Series 1 Preferred Stock, Series 2 Redeemable Convertible Non-Voting Preferred Stock, and Series 3 Redeemable Convertible Non-Voting Preferred Stock), the Issuer may not do any of the following without the prior approval of the Funds: (a) issue or authorize the issuance of any equity security that is senior or pari passu to the Issuer’s Series 3 Redeemable Convertible Non-Voting Preferred Stock with respect to liquidation preference (other than the other series of Preferred Stock issued in the 2019 Public Offering), (b) incur indebtedness in excess of $1,000,000, in the aggregate, outside the ordinary course of business (other than the refinancing of the Issuer’s existing term debt), (c) sell, transfer or otherwise dispose of the Issuer’s iMC switch technology and products including the iMC switch, (d) license the Issuer’s iMC switch technology and products including the iMC switch outside of the ordinary course of business, or (e) pay any dividends, provided that if the Issuer seeks approval from the Funds for any of the foregoing and the Funds do not respond to such request within three business days or the Funds elect not to receive the information required to consider such requested approvals, the requirement for the Funds’ approval is waived with respect to the applicable approval being sought.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the terms of a Registration Rights Agreement by and among the Issuer, the Funds, and another fund affiliated with the Funds that has since been dissolved, dated January 15, 2016 (the “Registration Rights Agreement”), the Funds are entitled to certain resale registration rights with respect to the Issuer’s Common Stock held by the Funds. Following a demand by the Funds, the Issuer is obligated to file a resale registration statement on Form S-3, or other appropriate form, covering registrable securities held by the Funds, and to keep such registration statement effective until the earlier of (i) all registrable securities covered by such registration statement have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) all registrable securities covered by such registration statement otherwise cease to be considered registrable securities pursuant to the terms of the agreement. Under the Registration Rights Agreement, the Funds have the right to one underwritten public offering per calendar year, but no more than three underwritten public offerings in total, to effect the sale or distribution of their registrable securities, subject to specified exceptions, conditions and limitations. Generally, the Issuer is required to bear all registration expenses incurred by the Funds in connection with the demand registrations described above, other than underwriting discounts and commissions and certain fees and expenses of advisors, including up to $50,000 of reasonable legal expenses of one special counsel for the Funds per underwritten public offering.

The rights discussed above terminate upon the earlier of (i) all shares subject to the Registration Rights Agreement having been sold pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act, (ii) such shares may be resold without restriction under Rule 144 of the Securities Act without limitations as to volume or manner of sales pursuant to Rule 144, or (iii) January 15, 2026.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Agreement, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	Securities Purchase Agreement, dated August 16, 2019, by and among Bellicum Pharmaceuticals, Inc., 667, L.P., Baker Brothers Life Sciences, L.P. and Boxer Capital, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 19, 2019).
99.3	Registration Rights Agreement by and among Bellicum Pharmaceutics, Inc., 667, L.P., Baker Brothers Life Sciences, L.P., and 14159, L.P., dated January 15, 2016 (incorporated by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 14, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker